Exhibit 99.1

NICE Actimize Achieves FinTech Breakthrough Award for Innovation in Wealth
Management Surveillance and Compliance

The SURVEIL-X AI-driven cloud solution automates global compliance processes, leveraging NICE
Actimize's communications surveillance, as well as sales practices and suitability capabilities

Hoboken, N.J., April 5, 2021 – NICE Actimize, a NICE (Nasdaq: NICE) business today announced that its SURVEIL-X Suitability for Wealth Management solution has been named the winner of the 2021“Wealth Management Innovation” award by FinTech Breakthrough, an independent organization that recognizes the top companies, technologies and products in the global FinTech market. NICE Actimize SURVEIL-X Suitability is an integrated, turnkey solution that addresses global sales practices and suitability regulations including MiFID II, FINRA Rule 2111 and 3110, Dodd-Frank, IIROC 1300 and many others. This is the third consecutive year that The FinTech Breakthrough Awards program recognized NICE Actimize’s achievements in cutting-edge financial crime risk management solutions.

As global regulatory bodies stepped up enforcement of investment suitability regulations to ensure firms and their advisors are acting in the best interest of their customers, NICE Actimize SURVEIL-X Suitability further enhanced its Conduct Risk solution. NICE Actimize introduced new flexible client review and best alternative investment models, integrated communications surveillance, and enhanced investigative tools to enable firms to align compliance programs with changing business models and business requirements, while also driving down costs by automating investment suitability compliance processes.

At the heart of the SURVEIL-X Suitability solution is its innovation in addressing 2020’s Regulation Best Interest rule that was recently launched in the United States. A multi-faceted regulation, Reg BI imposed a number of obligations on broker-dealers, including requirements to provide timely disclosures to retail clients; exercise diligence (care) in making investment recommendations in line with each client’s best interest; and maintain and enforce compliance procedures.

“As a comprehensive, integrated solution, NICE Actimize’s SURVEIL-X Suitability automates compliance processes so they’re easier to manage, and helps firms meet various obligations under sales practice and suitability regulations such as Reg BI in the US. We thank FinTech Breakthrough for recognizing our innovation,” said Chris Wooten, Executive Vice President, NICE.

“Once again, we were thrilled to recognize NICE Actimize as a leading innovator distinguishing itself with its SURVEIL-X Suitability for Wealth Management solution. Congratulations to the NICE Actimize financial markets compliance team for this well-deserved industry recognition,” said James Johnson, Managing Director, FinTech Breakthrough. “Reg BI was the most significant change to suitability regulations in the United States in the past twenty years, and we were pleased to award NICE Actimize’s innovation and support for broker-dealers in addressing the enormous compliance burden these regulations foster.”

To learn more about SURVEIL-X for Wealth and RegBI surveillance:
•	Visit the NICE Actimize SURVEIL-X Suitability for Wealth Management page here.
•	Download NICE Actimize’s ‘Reg BI Must-Haves’ eBook here.
•	Watch NICE Actimize’s Reg BI Surveillance on-demand webinar here.
•	Email NICE Actimize at.compliance@niceactimize.com.

About FinTech Breakthrough
Part of Tech Breakthrough, a leading market intelligence and recognition platform for technology innovation and leadership, the FinTech Breakthrough Awards program is devoted to honoring excellence in Financial Technologies and Services companies and products. The FinTech Breakthrough Awards provide public recognition for the achievements of FinTech companies and products in categories including Payments, Personal Finance, Wealth Management, Fraud Protection, Banking, Lending, RegTech, InsurTech and more. For more information visit FinTechBreakthrough.com.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1-646-408-5896,  cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.